August 14, 2008
Mr. Craig Wilson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	CA, Inc. Form 10-K for the fiscal year ended March 31, 2008 and Definitive Proxy Statement on Schedule 14A filed July 24, 2008
Dear Mr. Wilson:
We are writing in response to the Staff’s comment letter dated July 31, 2008 concerning CA, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (File No. 1-9247) and Definitive Proxy Statement on Schedule 14A filed on July 24, 2008 (File No. 1-9247).
To facilitate the Staff’s review, we have included in this letter the caption and comment from the comment letter and have our response immediately following the comment.
The following is the Company’s response to the comment letter:
Form 10-K for the Fiscal Year Ended March 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Selected Quarterly Information, page 35
1.	Tell us what consideration you gave to the disclosure requirements of Item 302(A)(1) of Regulation S-K. In this regard, your disclosure should also include gross profit (or cost of revenue) and net income or loss.
Response:
The Company has reviewed Item 302(A)(1) of Regulation S-K and will revise future filings to disclose total cost of revenue and net income or loss in the Selected Quarterly Information table.

August 14, 2008

Contractual Obligations and Commitments, page 43
2.	Footnote 2 to your table of contractual obligations indicates that “other obligations” includes $55 million of estimated liabilities for unrecognized tax benefits. However, we note from your disclosure on page 99 that your liability for income taxes associated with uncertain tax positions was approximately $280 million as of March 31, 2008. Please reconcile these amounts and tell us what consideration you gave to including or disclosing the full amount of your FIN 48 liabilities.
Response:
The Company has a total liability of approximately $280 million associated with uncertain tax positions, of which approximately $55 million was classified as a current liability at March 31, 2008, as these amounts were expected to be settled within one year of the balance sheet date. The Company was unable to make a reasonable estimate of when the remaining $225 million may become due and payable to the applicable taxing authorities.
The Company references Discussion Document E relating to Disclosure of FIN 48 Liabilities in the Contractual Obligations Table from the April 17, 2007 joint meeting of the AICPA SEC Regulations Committee and SEC Staff, which reads as follows:
A registrant can exclude from the table that component of the FIN 48 liability for which reasonable estimates cannot be made, or disclose such amounts within an ‘other’ column added to the table. To the extent any FIN 48 liabilities are excluded from the contractual obligations table or included in an ‘other’ column, a footnote to the table should disclose the amounts excluded and the basis for such exclusion.
In light of the guidance provided in Discussion Document E, the Company believes that it is appropriate to exclude the $225 million liability for uncertain tax positions from the contractual obligations table due to the uncertainty of the timing of when these liabilities will become due and payable. However, the Company believes that it should disclose in a footnote to the contractual obligations table the amount of tax liabilities excluded from the contractual obligations table because a reasonable estimate of when they would be payable could not be made.
The Company will revise future filings to disclose, in a footnote to the contractual obligations table, the liabilities for uncertain tax positions that are excluded from the contractual obligations table because a reasonable estimate of when these amounts would be payable could not be made. The Company will also clarify that the amount of such liability included in the table is reflected in the “less than 1 year” column as these amounts are estimated to be settled within one year of the balance sheet date.

August 14, 2008

Notes to the Consolidated Financial Statements, page 71
Note 1 — Significant Accounting Policies, page 71
(t) Correction of Prior Period Errors, page 81
3.	We note the tax-related errors identified in the fourth quarter of fiscal year 2008. Tell us more about the nature of each of the specific errors identified, including the related periods involved. Provide us with management’s SAB 99 and SAB 108 analysis when concluding that these errors were not considered material to prior period financial statements and deciding to correct prior period financial statements. In addition, tell us how management considered the errors identified in both the third and fourth quarters of fiscal 2008 when concluding that your disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2008.
Response:
In the fourth quarter of fiscal year 2008, the Company identified $36 million of immaterial tax-related errors from periods prior to fiscal year 2006. Approximately $26 million of the errors related to fiscal years 1999 through 2003 and $10 million of the errors related to fiscal year 2005.
The Company notes that the identification of these errors was a result of the Company’s implementation of additional controls in response to deficiencies noted in fiscal year 2007 related to its income tax provision processes. As such, the identification of such errors in the third and fourth quarters of fiscal year 2008 was directly related to the Company’s remediation efforts; and as the errors mentioned above were related to prior periods, were not necessarily indicative of current period deficiencies. The errors related to the following matters:
Overstatement of Deferred income taxes by $26 million —
•	Key Employee Stock Ownership Plan — In fiscal years 1996 through 1998 the Company accumulated a deferred tax asset of $8 million attributable to deferred payments associated with key employee incentive plans. The deferred tax asset should have been recognized and reversed when the key employees were paid in fiscal year 1999, and therefore it was incorrect for the deferred tax asset to remain on the Company’s consolidated balance sheet after that year.

•	International deferred tax assets — Net deferred tax asset balances were accumulated from fiscal years 1999 through 2003 in the aggregate amount of $18 million as a result of two international locations treating certain intercompany transactions as temporary differences in their tax provisions, when such transactions should have been treated as a permanent differences, thereby creating an erroneous deferred tax asset on a consolidated basis.

August 14, 2008

Understatement of federal, state and foreign income taxes payable by $10 million —
•	Foreign Tax Credits — In fiscal year 2005, the Company erroneously understated its liability by $9 million related to foreign tax credits subject to limitation under Internal Revenue Code Section 902. Under this code section, the Company should have reduced its foreign tax credits due to the presence of a minority interest held in a foreign subsidiary.

•	Certain foreign earned interest income subject to US Federal income tax was erroneously excluded from the calculation of the Company’s income tax provision resulting in additional tax of $1 million in fiscal year 2005.
SAB 99 and SAB 108 Analysis —
In its analysis performed in connection with the preparation of the financial statements for the fiscal year ended March 31, 2008, the Company considered both “quantitative” and “qualitative” factors in assessing the materiality of the errors. The Company’s analysis was shared with its independent auditors, KPMG, and the results were reviewed with the Company’s Disclosure Operating Committee and its Audit Committee. All parties concurred with the assessment that these errors were not material for periods prior to fiscal 2006, as well as the proposed resolution of these differences as described below.
The Company notes that the periods affected by these errors are not part of the Company’s three-year income statement included in the basic financial statements within the Form 10-K for the fiscal year ended March 31, 2008. Rather, the impact for the past five fiscal years was only related to fiscal year 2005, which would affect the Selected Financial Data table presented in Item 6. Therefore, from a quantitative perspective, the Company assessed the materiality of the errors for fiscal year 2005 primarily on the reported income from continuing operations and diluted earnings per share.
As noted above, each of the identified errors originated prior to fiscal year 2006. Approximately $26 million of the errors arose from fiscal years 1999 through 2003 and the remaining $10 million related to fiscal year 2005. The Company did not analyze the differences related to the periods not presented in the fiscal 2008 Form 10-K. Such errors were clearly not material to the Company’s financial position. The following table provides a summary of the Company’s SAS 99 and SAB 108 analysis for the impact using the rollover approach for fiscal year 2005:

August 14, 2008

SAS 99 and SAB 108 Analysis:

Year Ended
March 31,
(in millions, except per share amounts)	2005

Foreign Tax Credits	$9
Foreign Interest Income	1

Total Corrected Errors — Dr./(Cr.)	$10

Income from Continuing Operations
As Reported	$27
Adjusted	17

Basic Income from Continuing Operations Per Share
As Reported	$0.05
Adjusted	0.03

Diluted Income from Continuing Operations Per Share
As Reported	$0.05
Adjusted	0.03
Although the impact for fiscal year 2005 as a percentage of income from continuing operations was greater than 5%, in its analysis the Company noted that income in that period included a $234 million charge related to a shareholder settlement. Additionally, income tax expense included $55 million of taxes associated with the repatriation of $500 million in cash under the American Jobs Creation Act of 2004. If not for these items, the misstatement would have been less than 5% of income from continuing operations. Furthermore, the Company notes that such amount is clearly not material to the Company’s $3.6 billion of revenue, $11.2 billion in assets and $1.5 billion in cash flows from operations reported in fiscal year 2005.
Additionally, in its analysis the Company considered the following qualitative factors in concluding that the errors were not material to the fiscal year 2005 financial statements:
•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
•	While the relevant information was available and this amount was not based on an estimate, the amounts involved complex calculations requiring a certain degree of judgment.

August 14, 2008

•	Whether the misstatement masks a change in earnings or other trends.
•	The Company reviewed the impact of the errors on the annual amounts for income and earnings per share from continuing operations and concluded that the misstatements do not mask a change in earnings or other trends.
•	Whether the misstatement changes a loss into income or vice versa.
•	The correction of the errors would not change the direction of the income from continuing operations in fiscal year 2005.
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
•	The misstatements did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability because they do not affect revenue, which is the only P&L line item that is disclosed on a geographical basis.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.
•	The misstatements did not affect the Company’s compliance with regulatory compliance.
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual obligations.
•	The misstatements did not affect the Company’s compliance with loan covenants or other contractual obligations.
•	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
•	There was no impact to the Company’s compensation for executives as a result of these misstatements.
•	Whether the misstatement involves concealment of an unlawful transaction.
•	The Company is not aware of any concealment of unlawful transactions in relation to these errors, and believes that these errors were not intentional.
•	Whether there has been demonstrated volatility in share price in response to certain types of disclosures.
•	The Company does not believe that there has been any demonstrated volatility in its share price in response to the disclosure of these types of misstatements.

August 14, 2008

Therefore, as a result of its analysis the Company determined that while the errors were greater than 5% of fiscal year 2005’s reported income from continuing operations and income taxes, for the reasons noted, including the qualitative review, the Company determined that amendment or revision of financial statements for periods prior to fiscal 2006 was not warranted.
Given that the correction of the errors pertaining to the periods prior to fiscal year 2006 would have been material to the fourth quarter of fiscal year 2008 and that the errors were not material to any of the periods prior to fiscal 2006, the Company determined that it was appropriate to correct these errors by adjusting the opening retained earnings presented in the primary financial statements for the fiscal year ending March 31, 2006 and disclosed the change as the correction of prior period errors.
As noted previously, this analysis and assessment was shared with, and agreed to by, the Company’s Audit Committee and independent auditors, in consultation with its National Office.
Internal Control over Financial Reporting Analysis —
During the third quarter of fiscal year 2008, the Company determined that “Federal, state and foreign income taxes payable-current” and “Deferred income taxes-current” were each overstated by $32 million, principally related to errors in preparing the fiscal year 2007 year-end estimated tax provisions for North America. The Company analyzed this balance sheet classification error and determined that there were sufficient mitigating controls in place to detect an error that would be material to the Company’s consolidated balance sheet.
As noted above, the Company identified a deficiency in the internal controls related to income taxes in fiscal year 2007. As part of its remediation efforts, the Company utilized external tax specialists to review its prior period tax returns and associated reconciliations to the Company’s books and records. The consultants also assisted in reviewing the tax return process and providing recommendations regarding staffing and the associated skills required considering the complexity of the Company’s operations. Additionally, during the third and fourth quarters of fiscal year 2008 the Company implemented enhanced controls, which included, but were not limited to, the following: (i) improved communication and coordination between the Corporate Tax and Corporate Finance departments, (ii) enhanced preparation and review of international tax provisions, and (iii) redefined roles and responsibilities within the Company’s Corporate Tax department. Management believes that the absence of these controls and the existence of these errors in its prior year consolidated financial statements are indicative of previous deficiencies in its internal controls; however, the Company’s remediation efforts were responsible for the identification of the errors in the fourth quarter of fiscal year 2008 as described above and were not indicative that the Company’s internal controls were ineffective as of March 31, 2008.

August 14, 2008

Moreover, as part of the annual evaluation of its internal control over financial reporting, the Company determined that the controls implemented in the third and fourth quarters of fiscal year 2008, including the reconciliation of prior year tax returns describe above, mitigated the risk of material financial statement errors associated with income taxes as of March 31, 2008. Management’s efforts to improve internal controls in the income tax area and the circumstances surrounding the prior period errors, as well as the assessment of the Company’s control environment, were thoroughly discussed with the Company’s independent auditors and its Audit Committee, who each concurred with the Company’s assessment. Therefore, the Company concluded that, as of March 31, 2008, both its disclosure controls and its internal controls over financial reporting were effective.
Definitive Proxy Statement filed July 24, 2008
Compensation Discussion and Analysis, page 24
Elements of Compensation, page 24
4.	You disclosed that aggregate compensation approved by your compensation committee at the beginning of fiscal year 2008 was generally targeted to be between the 50th and 75th percentile of compensation at select peer companies if predetermined performance objectives were attained at the target level. Please tell us supplementally where actual payments to your named executives officers for fiscal year 2008 fell within the targeted parameters and ensure that future filings disclose such information if applicable.
Response:
At the beginning of the fiscal year, our Compensation and Human Resources Committee (the “Compensation Committee”) generally sets the target total compensation opportunity for the named executive officers at the 50th to 75th percentile of the compensation of a select peer group of companies at that time. Actual payments relating to that compensation opportunity may be within, above or below the targeted range, depending on Company performance.

August 14, 2008

The actual payments relating to the target total compensation opportunity that was set at the beginning of fiscal year 2008 cannot be determined until fiscal year 2010 because the target total compensation opportunity is based in part on Company performance for a fiscal 2008-2010 performance cycle. On the other hand, the actual payments for fiscal year 2008 were based in part on Company performance for a 2006-2008 performance cycle. As a result, the targeted 50th to 75th percentile range that related to the fiscal year 2008 total compensation opportunity cannot be directly applied to the actual payments received by the named executive officers for fiscal year 2008.
In future filings, however, we will supplement the new tabular disclosure that we refer to below with narrative disclosure that indicates that if Company long-term incentive performance is trending higher than the predetermined target performance objectives, actual payments may well be higher within the targeted parameters or greater than the targeted parameters, or if performance is trending lower, actual payments may be lower within the targeted parameters or lower than the targeted parameters.
As indicated in our Definitive Proxy Statement filed on July 24, 2008 (the “Proxy Statement”), the fiscal year 2008 compensation program for our named executive officers contained three elements:
•	a base salary,

•	an annual performance bonus, and

•	a long-term incentive plan, which consisted of a fiscal year 2008 one-year performance share award and a fiscal year 2008-2010 three-year performance share award.
As stated in the Proxy Statement, at the beginning of fiscal year 2008, our Compensation Committee determined the amount of the aggregate compensation opportunity to be awarded to each of the named executive officers in fiscal year 2008. That aggregate amount reflected the total of the annual elements (i.e., salary and annual performance bonus) and the long-term elements (i.e., one-year performance shares and three-year performance shares). The Compensation Committee generally targeted the aggregate amount of compensation opportunity to be between the 50th and 75th percentiles of compensation at a select peer group of companies.
Because the aggregate compensation opportunity encompasses not only annual elements, but also long-term elements, the total amount of the compensation opportunity will not be determined and earned until the end of 2010. In particular, we note that
•	Although the fiscal year 2008 one-year performance shares were settled at the end of the fiscal year 2008 performance cycle by the issuance of

August 14, 2008

restricted stock, only 34% of the award vested on the date of grant and the remaining portions will vest on each of the first two anniversaries of the date of grant. Therefore, the actual full amount of this award to be earned cannot be determined until after the end of the fiscal year 2010.
•	The performance cycle for the fiscal year 2008-2010 three-year performance shares will not be completed until the end of fiscal year 2010, so it is not possible at this time to determine the compensation that will actually be earned for that award.
However, we believe that it is very important to describe our compensation outcomes in comparison to our compensation opportunities, and we attempted to do so in more detail by including two tables in the Compensation Discussion and Analysis in the Proxy Statement. We believed that this disclosure was more meaningful than a peer group based disclosure of outcomes and that it was more relevant to shareholder understanding of our actual compensation setting process.1
The “Base Salary Plus Performance-Based Compensation Earned for Performance Cycles Ending March 31, 2008” table on page 30 of the Proxy Statement shows the actual amounts of compensation that were awarded to the named executive officers in respect of fiscal year 2008 and performance cycles ending in fiscal year 2008. That compensation included fiscal year 2008 base salary, fiscal year 2008 annual performance bonus, fiscal year 2008 one-year performance shares, and fiscal year 2006-2008 three-year performance shares2.
The second table captioned “Relationship of Actual Performance to Payouts for Performance-Based Compensation for Performance Cycles Ending in Fiscal Year 2008,” on page 29 of the Proxy Statement, was intended, in part, to show the relationship of actual performance to actual payouts for the performance-based compensation opportunities that were awarded at the beginning of fiscal year 2008.

[1]	The actual comparison to peer group outcomes at the end of any performance cycle is not likely to be practical and would require that many assumptions be made, for example, due to the different nature of peer group equity compensation, e.g., some include stock options, and the different timing as to the realization of these awards, e.g., when stock options are exercised, when stock awards vest, and due to other material differences in compensation design and performance goals. The Company believes that the value-based methodology that has been used by the Compensation Committee in establishing compensation opportunities is consistent with the accounting-based grant date value approach adopted by the SEC for disclosure purposes and that any attempt to describe outcomes in comparison to peer group outcomes could be misleading due to the difficulty in developing a consistent methodology for doing so. The Company further notes that such after-the-fact peer group-based comparison is not a factor in our compensation decisionmaking process, as distinguished from analysis of our own outcomes, which is described in the Compensation Discussion and Analysis.

[2]	As indicated above, however, the total amount of this compensation cannot be measured against the 50th to 75th percentiles targeted by the Compensation Committee at the beginning of fiscal year 2008 because the Compensation Committee based its targets on a total compensation opportunity that included the fiscal year 2008-2010 three-year performance shares, rather than the fiscal year 2006-2008 three-year performance shares.

August 14, 2008

We believe that, if a reasonable reader assumes that the fiscal 2008-2010 three-year performance shares will pay out at target (or higher), then the reader should easily be able to deduce that, because actual performance related to the fiscal year 2008 annual performance bonus (172.2% of target) and the fiscal year 2008 one-year performance shares (145% of target) exceeded target, the amount of the actual total compensation opportunity awarded at the beginning of fiscal year 2008 that will actually be earned generally would, at the end of fiscal year 2008, trend toward or exceed the upper range of the 50th to 75th percentile target. However, how actual payouts would compare to amounts actually earned by the executives at peer group companies would depend on peer company compensation opportunities and performance as well. Accordingly, actual payouts for our executives could be above or below the targeted percentiles.
We believe that, with the inclusion of these tables and our proposed narrative addition in future proxy statements, our disclosure on this matter is comprehensive and reflects the compensation decisions made and factors considered by the Compensation Committee.
In connection with this response letter, the Company additionally acknowledges the following statements:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.
If you have any questions or comments regarding this letter, please call me at 631-342-5651.

Very truly yours,
/s/ Nancy E. Cooper
Nancy E. Cooper
Executive Vice President and Chief Financial Officer

cc:	Joseph Duggan, KPMG LLP Raymond Bromark, Chairman, Audit Committee Gary Fernandes, Chairman, Compensation and Human Resources Committee